January 4, 2013

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:   Skechers U.S.A., Inc. – File No. 1-14429

Dear Ms. Jenkins:

This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to your letter dated December 20, 2012 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2011. To facilitate your review, we have reproduced your comments in bold text below and have provided our response immediately following the comment.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Note (1) – The Company and Summary of Significant Accounting Policies, page 49

(c) Noncontrolling interests

1. We note disclosures at page 10 indicating that you maintain a 50% interest in a joint venture in Malaysia and Singapore and a 50% interest in a joint venture in China and that these joint ventures are consolidated in your financial statements. Please tell us how you maintain a controlling financial interest in these entities and describe how your consolidation of the results of these entities complies with FASB ASC Subsection 810-10-15.

Response: The Company provides below for reference the relevant subsections of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10.

ASC 810-10-15-3 All reporting entities shall apply the guidance in the Consolidation Topic to determine whether and how to consolidate another entity and apply the applicable Subsection as follows:

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 4, 2013

a)	If the reporting entity is within the scope of the Variable Interest Entities Subsections, it should first apply the guidance in those Subsections.

A Variable Interest Entity is an entity that is subject to consolidation, as provided in FASB ASC 810-10-15-14 and the applicable interpretations thereunder, as follows:

An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in (a), (b), or (c) exist:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1)	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights.

(2)	Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities.

(3)	Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

(4)	Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)

The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 4, 2013

noncontrolling shareholder veto rights are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections.

(2)	The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

(3)	The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

The objective of this provision is to identify as VIEs those legal entities in which the total equity investment at risk does not provide the holders of that investment with the characteristics of a controlling financial interest. If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest or if interests other than the equity investment at risk prevent the equity holders from having the necessary characteristics, the entity is a VIE.

c. The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

(1)	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

(2)	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)(1).

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 4, 2013

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

The entity with which the financial statements of the VIE are consolidated is the primary beneficiary of the VIE. Statement 167 provides that the primary beneficiary of a VIE is the enterprise that has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. In addition, ASC 810-10-25-38 provides that a reporting entity shall consolidate a VIE if that reporting entity has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A reporting entity shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE.

Determination of each of the joint ventures as VIEs

The Company’s joint venture in China and its joint venture in Malaysia and Singapore each fall within the scope of the Variable Interest Entities Subsections because: (i) the voting rights described in the governance documents of the Company’s joint venture in China and its joint venture in Malaysia and Singapore provide that voting interests that are not proportional to the Company’s economic interests under paragraphs (b)(1) and (c) of ASC 810-10-15-14, and (ii) the governing documents of each of the joint venture entities, by design, provide that substantially all of the activities of the respective joint venture entity involve the Company and/or are conducted on behalf of the Company.

Pursuant to the two joint ventures’ respective governance documents, all matters in the ordinary course of business, including those that most significantly impact their economic performance, for each such joint venture are determined solely by the respective Board of Directors.

•

Skechers S.A.R.L., which is a wholly-owned subsidiary of the Company, has a 50% equity interest in the Company’s joint venture in China but also has the right to appoint three of the five members of its Board of Directors, resulting in a majority voting interest of the Board of Directors.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 4, 2013

•

Skechers S.A.R.L. has a 50% equity interest in the Company’s joint venture in Malaysia and Singapore but also has the right to appoint three of the six member of its Board of Directors and most importantly the Chairman of the Board for the joint venture, who has the authority to cast an additional vote for any Board vote ending in a tie. As a result, Skechers S.A.R.L. has a majority voting interest in any vote by the Board of Directors of this joint venture.

•

Notwithstanding the majority voting control of Skechers S.A.R.L. of each of the joint venture entities, the equity investment by Skechers S.A.R.L. in each of the joint ventures, and the governing documents of each of the joint ventures, provide that Skechers S.A.R.L. has a 50% interest in the losses and residual returns of each of the joint venture entities.

Because (i) Skechers S.A.R.L. has a majority voting interest in and control of both the China joint venture, and the Malaysia and Singapore joint venture, so too does the Company have such control because Skechers S.A.R.L. is a wholly-owned subsidiary of the Company, and (ii) such majority voting interest in each joint venture entity is not proportionate to the Company’s 50% economic interest in the losses and residual returns of each of the joint ventures, these joint ventures are VIE’s under FASB ASC 810-10-15-14.

Determination of the Company as Primary Beneficiary of the VIEs

The Company is the primary beneficiary of each of the VIEs because (a) as discussed above, the Company is the enterprise with the power to direct all of the activities of each of the joint venture entities, including those that most significantly impact the entity’s economic performance, and (b) the Company economic interest in each of the joint venture entities, and the respective governing documents, provide that the Company has (i) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity, and (ii) the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Because the Company is the primary beneficiary of these VIE’s, financial statements of each of the VIEs are consolidated with the Company’s financial statements under Statement of Financial Accounting Standards 167 (codified into FASB ASC 810-10-15-14) and the applicable interpretations thereunder.

The Company continually evaluates ownership and voting control of these joint ventures to determine the appropriate accounting treatment in its consolidated financial statements. Though the Company did not identify these joint venture entities as VIEs in its annual report on Form 10-K for the fiscal year ended December 31, 2011, for the fiscal year ended December 31, 2011, the net sales for the Company’s joint venture in China represented 2.1% of the Company’s consolidated net sales, and as of December 31, 2011 total assets of the Company’s joint venture in China represented 1.9% of the Company’s consolidated total

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 4, 2013

assets. And, for the year fiscal year ended December 31, 2011, the net sales for the Company’s joint venture in Malaysia and Singapore represented less than 1% of the Company’s consolidated net sales, and as of December 31, 2011 total assets of the Company’s joint venture in Malaysia and Singapore represented 0.6% of the Company’s consolidated total assets. In the annual report of the Company on Form 10-K for the year ended December 31, 2012 and in all future periodic filings as appropriate, the Company undertakes to disclose that the joint venture in China, and the joint venture in Malaysia and Singapore, are VIEs, with the Company as the primary beneficiary, and will continue to consolidate the financial statements of the joint venture entities with the Company’s financial statements.

In connection with responding to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours,

Skechers U.S.A., Inc.

By:	/s/ David Weinberg
Name: David Weinberg
Title: Chief Operating Officer

cc:	Robert Greenberg

Philip Paccione

Ted Weitzman

Craig Arakawa, Division of Corporation Finance

Melissa Rocha, Division of Corporation Finance